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                 September 2, 2022

       George L. Pita
       Executive Vice President and Chief Financial Officer
       MASTEC, INC.
       800 S. Douglas Road, 12th Floor
       Coral Gables, Florida 33134

                                                        Re: MASTEC, INC.
                                                            Registration
Statement on Form S-4
                                                            Filed August 29,
2022
                                                            File No. 333-267128

       Dear Mr. Pita:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Philip Richter, Esq.